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March 20, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Anuja A. Majmudar
Timothy S. Levenberg

Re:	Dakota Gold Corp.
Post-Effective Amendment No. 1 to Form S-1 on Form S-3
Filed March 6, 2023
File No. 333-263883

On behalf of our client, Dakota Gold Corp. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 17, 2023 (the “Comment Letter”) with respect to the above-referenced Post-Effective Amendment No. 1 to Form S-1 on Form S-3 (the “Registration Statement”).

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below.

* * * * *

Post-Effective Amendment No.1 to Form S-1 on Form S-3 filed March 6, 2023

General

1. You do not appear to be eligible to use Form S-3 for the proposed transaction. In this regard, we note that your quarterly report on Form 10-Q for the quarter ended December 31, 2022 was due on February 14, 2023 and has not been filed to date. To be eligible to use Form S-3, registrants must timely file all required reports during the twelve calendar months prior to the filing of the registration statement, subject to certain limited exceptions. See General Instruction I.A.3(b) of Form S-3. Please advise us as to the reasons you believe that you are eligible to file on Form S-3, or re-file your post-effective amendment to Form S-1 on the appropriate form.

We believe the Company is eligible to use Form S-3 for the proposed transaction. On August 22, 2022, the board of directors of the Company approved a change to the Company’s fiscal year end from March 31 to December 31. This was disclosed in Item 5.03 of the Company’s Form 8-K filed with the Commission on August 25, 2022.

The Company expects to file its transition report on Form 10-KT on or about March 22, 2023 for the transition period from March 31, 2022 to December 31, 2022.

Please contact me at 212.735.2227 or michael.hong@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Michael J. Hong

cc:	Jonathan Awde, Chief Executive Officer and Director

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